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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                              AMENDMENT NO. 1

                                    TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          KYSOR INDUSTRIAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                                      AND
  SERIES A CONVERTIBLE VOTING PREFERRED STOCK, STATED VALUE $24.375 PER SHARE
                      (TITLE OF EACH CLASS OF SECURITIES)

                            501566103 (COMMON STOCK)
                   (CUSIP NUMBER OF EACH CLASS OF SECURITIES)

                               ----------------

                               GEORGE R. KEMPTON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          KYSOR INDUSTRIAL CORPORATION
                               ONE MADISON AVENUE
                                 P.O. BOX 1000
                         CADILLAC, MICHIGAN 49601-9785
                                 (616) 779-2200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             TRACY T. LARSEN, ESQ.
                           WARNER NORCROSS & JUDD LLP
                             900 OLD KENT BUILDING
                              111 LYON STREET, NW
                       GRAND RAPIDS, MICHIGAN 49503-2489
                                 (616) 752-2000

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  Kysor Industrial Corporation, a Michigan corporation (the "Company"), hereby amends and supplements its statement on Schedule 14D-9, filed with the Securities and Exchange Commission on February 7, 1997, with respect to the tender offer by K Acquisition Corp., a Michigan corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding Common Stock, par value $1.00 per share, of the Company, including the associated common share purchase rights (collectively, the "Common Shares") and all outstanding Series A Convertible Voting Preferred Stock, stated value $24.375 per share (the "Preferred Shares" and, together with the Common Shares, the "Shares"), of the Company at a price of $43.00 per Share net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997, and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  On February 13, 1997, the Federal Trade Commission informed Parent, the Purchaser and the Company that it had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), for the acquisition of Shares under the Offer and the acquisition by Kuhlman Corporation of substantially all the assets of the Company's transportation products group business.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.                        DOCUMENT
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
     14.**       Letter dated February 12, 1997 to participants in the
                 Company Employee Stock Ownership Plan.
     16.         Joint press release issued on February 14, 1997 by the
                 Company and Parent.

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  ** Included in materials mailed to participants in the applicable plan.

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                                SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Kysor Industrial Corporation

                                                /s/ George R. Kempton

                                          By: ____________________________

                                                  George R. Kempton

                                              Chairman of the Board and

                                               Chief Executive Officer

Dated: February 14, 1997

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